UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

William G. Forhan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	Page 2 of 6

1.	Names of Reporting Persons William G. Forhan
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship Or Place Of Organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	4,241,551
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,241,551
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,241,551
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person IN

CUSIP No. 58509R104	Page 3 of 6

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D, dated April 12, 2011, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by William G. Forhan. Except as expressly amended below, the Schedule 13D, dated April 12, 2011, remains in effect.

Item 2.	Identity and Background

Item 2 is hereby amended to include the following:

Mr. Forhan has served as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer from July 20, 2005 until September 11, 2014, and as the Issuer's Chief Financial Officer from July 20, 2005 until February 27, 2012. Mr. Forhan is a member of the Issuer's Board of Directors.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to report certain transactions as described in Item 5. below, including the grant of an aggregate 3,000,000 options to acquire a like number of Shares, to Mr. Forhan in connection with the Issuer and Mr. Forhan then entering into an employment agreement, dated as of October 1, 2012.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of October 1, 2012, Mr. Forhan may be deemed to beneficially own 10,000,000 Shares (or approximately 32.9% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 7,000,000 Shares owned of record by Mr. Forhan; and (ii) 3,000,000 stock options owned of record by Mr. Forhan, to purchase a like number of Shares of Common Stock. Mr. Forhan may be deemed to have sole dispositive and voting power over such Shares. Of such options, 1,000,000 options are exercisable at $2.50 per Share through December 31, 2017; 1,000,000 options are exercisable at $5.00 per Share through December 31, 2017; and 1,000,000 options are exercisable at $10.00 per Share through December 31, 2022.

On December 27, 2012, Mr. Forhan transferred 4,499,975 Shares owned of record by Mr. Forhan to the Issuer, and was issued 261,147 shares of the Issuer's Series C Preferred Stock. As a consequence, as of December 27, 2012, Mr. Forhan may be deemed to beneficially own 5,500,025 Shares (or approximately 16.9% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 2,500,025 Shares, and (ii) 3,000,000 stock options to purchase a like number of Shares of Common Stock. Mr. Forhan may be deemed to have sole dispositive and voting power with respect to such Shares beneficially owned by him Such Shares do not include the 261,147 shares of Series C Preferred Stock owned of record by Mr. Forhan, which are convertible into Shares of the Issuer's Common Stock, based on a formula set forth in the Issuer's Certificate of Designation authorizing such shares of Series C Preferred Stock, and which formula is tied to the date of conversion.

CUSIP No. 58509R104	Page 4 of 6

On December 28, 2012, Mr. Forhan gifted 100,000 Shares owned of record by Mr. Forhan. As a consequence, as of December 28, 2012, Mr. Forhan may be deemed to beneficially own 5,400,025 Shares (or approximately 16.6% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 2,400,025 Shares, and (ii) 3,000,000 stock options to purchase a like number of Shares of Common Stock. Mr. Forhan may be deemed to have sole dispositive and voting power with respect to such Shares beneficially owned by him Such Shares do not include the 261,147 shares of Series C Preferred Stock owned of record by Mr. Forhan, which are convertible into Shares of the Issuer's Common Stock, as described above.

On December 31, 2013, Mr. Forhan was issued 53,076 Shares upon the mandatory conversion of 261,147 shares of the Issuer's Series C Preferred Stock owned of record by Mr. Forhan. As a consequence, as of December 31, 2013, Mr. Forhan may be deemed to beneficially own 5,453,101 Shares (or approximately 16.5% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 2,453,101 Shares, and (ii) 3,000,000 stock options to purchase a like number of Shares of Common Stock. Mr. Forhan may be deemed to have sole dispositive and voting power with respect to such Shares beneficially owned by him.

On March 13, 2014, Mr. Forhan was issued 30,000 Shares of restricted Common Stock pursuant to the Issuer's 2013 Incentive Compensation Plan. Such Shares vest in full on September 13, 2014. As a consequence, as of March 13, 2014, Mr. Forhan may be deemed to beneficially own 5,483,101 Shares (or approximately 16.5% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 2,483,101 Shares, including the 30,000 Shares of restricted Common Stock, and (ii) 3,000,000 stock options to purchase a like number of Shares of Common Stock. Mr. Forhan may be deemed to have sole dispositive and voting power with respect to such Shares beneficially owned by him.

Effective September 11, 2014, Mr. Forhan agreed, pursuant to an Agreement for the Retirement as CEO and Release of any and all Claims, dated August 26, 2014, by and between the Issuer and Mr. Forhan, to the cancellation of 1,241,550 Shares of Common Stock owned of record by Mr. Forhan, and that the options owned of record by Mr. Forhan would have an earlier expiration date of August 31, 2016. As a consequence, as of September 11, 2014, Mr. Forhan may be deemed to beneficially own 4,241,551 Shares (or approximately 13.2% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,241,551 Shares, including the 30,000 Shares of restricted Common Stock, and (ii) 3,000,000 stock options to purchase a like number of Shares of Common Stock. Mr. Forhan may be deemed to have sole dispositive and voting power with respect to such Shares beneficially owned by him.

CUSIP No. 58509R104	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On October 1, 2012, the Issuer entered into an employment agreement with Mr. Forhan, pursuant to which the stock options, described in Item 5 above, were granted.

On August 26, 2014, Mr. Forhan and the Issuer entered an Agreement for the Retirement as CEO and Release of any and all Claims, effective as of September 11, 2014.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit A – Employment Agreement, dated October 1, 2012, between William G. Forhan and the Issuer (incorporated by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 2012).

Exhibit B - Agreement for the Retirement as CEO and Release of any and all Claims, by and between William G. Forhan and the Issuer (incorporated by reference from the Issuer's Current Report on Form 8-K, dated September 11, 2014).

CUSIP No. 58509R104	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2015	/s/ William G. Forhan
William G. Forhan